

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Stephen W. Ensign
Chief Financial Officer
New Hampshire Thrift Bancshares, Inc.
9 Main Street, PO Box 9
Newport, New Hampshire 03773-0009

Re: New Hampshire Thrift Bancshares, Inc.
    Form 10-K for December 31, 2009
    File Number 0-17859

Dear Mr. Ensign:

We have conducted a review of your filing and related materials and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K
General

1.   Please amend your Form 10-K to provide the Form 10-K cover on the outside front of the document, include all required information such as the Management's Discussion and Analysis section within the four-corners of the document, provide pagination beginning with page number one, through to the end of the document, and make other appropriate, corresponding changes.

Management's Discussion and Analysis…, page 5

2.   In future Management Discussion and Analysis disclosure, when there are significant changes in operations, emerging trends, or if management is aware of future events that

will affect the company's performance, please include commentary that gives shareholders insight into management's thinking about these situations. For example, in 2009 the provision for loan losses, net gain on sales and calls of securities, and net gain on sales of loans all increased markedly but the type of information requested does not seem to have been provided.

3.   In future filings, please revise to include quantification of the allowance as a percentage of nonperforming loans with the information currently found on page 17.

Lending Activities, page 66

4.   We note the tabular information at the bottom of page 67. In future filings, please provide separate quantification and discussion for conventional real estate loans and commercial real estate loans, both on page 67 and elsewhere in your filings where you describe them. We note from the information on page 16, that these two types of lending are performing in significantly different ways.

Schedule 14A
Executive Compensation, page 13

5.   Please advise us supplementally as to how you are in full compliance with Item 402(m)(2) of Regulation S-K. Otherwise, revise this section in future filings to include compensation information for at least 3 persons.

Certain Transactions…, page 18

6.   Please confirm to us that the loans to management are made on substantially the same terms as those for comparable transactions with persons *not affiliated with the bank*, or amend to provide the disclosure about such loans. In future filings, please track the relevant language provided in Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All of the above comments are from our non-accounting staff. If you have questions regarding this review please contact David Lyon at 202-551-3421 or me at 202-551-3436.

Sincerely,

Gregory Dundas
Senior Attorney

cc: Stephen W. Ensign
    FAX number: 603-863-9571